UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: November 4, 2024

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: November 4, 2024	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer

PATROCINADORA OFICIAL

TIM

5G

RESULTS PRESENTATION

3RD QTR2024



TIMB
LISTED
NYSE

TIMS
B3 LISTED NM
ISE B3

DISCLAIMER

This presentation **contains declarations that constitute forward-looking statements regarding the intent,** belief or current expectations of value creation, customer base dynamics, estimates regarding future financial results and other aspects of the activities.

Analysts and investors are cautioned not to place undue reliance on those forward-looking statements, which speak only as of the date of this presentation. TIM S.A. undertakes no obligation to release publicly the results of any revisions to these forward-looking statements, those do not represent necessarily a formal guidance.

Such **forward looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those projected** as a result of various factors.

Financial figures are presented considering impacts from IFRS 16 adoption, unless otherwise indicated. Normalized numbers in this presentation are adjusted by the effects described in footnotes.

(1) Net Revenue normalized by the temporary effect of PIS/COFINS inefficiency as a result of a contract between TIM S.A. and Cozani (+R$41.0 million in 1Q23). Cozani was merged into TIM S.A. as of April 1, 2023.

(2) Operating costs normalized by: consultancy costs in the scope of the Oi Móvel acquisition and customer migration project (+R$ 2.1 million in 3Q23, +R$ 16.3 million in 2Q23 and +R$ 12.5 million in 1Q23), PIS/COFINS credits generated in the intercompany agreement with Cozani (-R$ 17.7 million in 1Q23), FUST/FUNTEL expenses related to the intercompany agreement with Cozani (+R$ 888 thousand in 1Q23), expenses with specialized legal and administrative services (+R$ 1.1 million in 3Q23 and +R$ 1.1 million in 2Q23) and payroll expenses related to the acquisition of Oi Mobile (+R$ 8.4 million in 3Q23).

(3) EBITDA normalized according to the items indicated in the Revenue (+R$ 41.0 million in 1Q23) and Costs (+R$ 11.6 million in 3Q23, +R$ 17.4 million in 2Q23 and -R$ 4.4 million in 1Q23) sections.

(4) Net income normalized according to the items mentioned in the Revenue and Costs sections, described above, and by non-recurring items in Income Tax and Social Contribution: tax credits related to the intercompany agreement with Cozani (-R$ 8.2 million in 1Q23) and by other tax effects (-R$ 3.9 million in 3Q23, -R$ 5.9 million in 2Q23 and -R$ 4.2 million in 1Q23).

+6.3% YoY Growth in 3Q24 in Mobile Service Revenue[1], a solid above inflation expansion

+7.0% YoY Growth in 9M24 Mobile Service Revenue[1]

+7.5% YoY Growth in 3Q24 EBITDA[1], with margin expansion

Solid financial and operational results in a quarter of POWERFUL CASH GENERATION

49.3% of 9M24 EBITDA[1] Margin

Record low 0.7% monthly churn in postpaid (ex-M2M) in 3Q24

BEST[3] network quality in Brazil, as the highest scoring operator in CQ index

Highest OpCF[2] for a third quarter
R$1,608 Mln

Robust OpCF[2] growth
23.4% YoY in 3Q24 and
29.7% YoY in 9M24

OpCF[2] Margin at
25% in 3Q24 and
21.2% in 9M24

(1) Normalized for the effects detailed in slide 2; (2) OpCF calculated as EBITDA-AL minus Capex; (3) According with Consistent Quality index by Opensignal on September 3rd 2024, click here.

FINANCIALS: REVENUES GROWING AT A HEALTHY PACE TO MEET ANNUAL GUIDANCE

SOLID REVENUE PERFORMANCE

(Normalized[1] Net Revenue in R$ Mln; %YoY)



6.0%
6,055
181
325
5,550
6,419
187
333
5,898
Products
Fixed
Mobile
3Q23
3Q24

Consistent Service Revenue growth: + 6.1% YoY in 3Q24 and +6.8 YoY in 9M24

MOBILE SERVICE REVENUE[1]

MSR growth levered by postpaid

+6.3%

YoY in 3Q24

Highest mobile ARPU in the industry

R$ 31.7

+4.8% YoY in 3Q24

Strong postpaid growth

+8.3%

YoY in 3Q24



TIM ULTRAFIBRA

Selective expansion to support a sustainable revenue growth

+6.0% YoY in 3Q24

- **+28 new cities**, in 3Q24, with **expansion** to Rio Grande do Sul state



TIM ULTRA FIBRA
TIM
TIM Ultrafibra chegou no Rio Grande do Sul

(1) Normalized for the effects detailed in slide 2.

BEST OFFER: IMPROVING CUSTOMERS' VALUE PROPOSITION THROUGH POSTPAID PORTFOLIO UPDATE AND PREPAID REFRESH

Designing innovative offers…



OLHA SÓ QUEM CHEGOU NA TIM

An innovative commercial initiative in the Brazilian market, boosting Meu TIM app usage

Pix Back on recharges through **Meu TIM app**

Free WhatsApp all month long

TIM PRÉ XIP

New postpaid portfolio with focus on improving cost-benefit in different postpaid price points

Price	Plan
R$ 57.99	TIM Controle
R$ 64.99	TIM Controle Plus
R$ 84.99	TIM Controle Premium
R$ 119.99	TIM Black (entry level)

Choice bundle for streaming content + **International roaming** package



5G

… improving client base management while increase customer loyalty

Postpaid (ex-M2M) client base
('000 lines, %QoQ expansion)



22,198
22,580
22,995
23,453
23,881
1.8%
3Q23
4Q23
1Q24
2Q24
3Q24

Improved customer management and Postpaid offers boosted customer loyalty and satisfaction, helping net adds dynamics.

Churn still on the lowest level

-0.7%

Postpaid ex-M2M churn rate in 3Q24

Increasing migration to higher value plans

+19.3%

YoY growth in **migration from Control to Pure Postpaid** in 3Q24

Mobile combos increasing customer loyalty

+11%

growth in **customer base engagement** in **more than one product** over the last 12 months

BEST NETWORK: THE LARGEST COVERAGE WITH THE BEST QUALITY

Focus on expanding 5G coverage across Brazil

#1 in cities[1] covered with the best 5G



Cities with 5G
+26%
495
394
268
TIM
P1
P2

1 new city per day in the last 3 months

And also the ONLY operator covering 5,570 cities with 4G

Our network quality recognized as the best

Network Consistency Quality Index[2] (CQ)

Sustaining the leadership in consistency with ongoing improvements



67.2%
63.4%
60.1%
62.4%
61.1%
59.1%
57.7%
58.6%
56.3%
P2
P1
Jul-23
Jan-24
Sep-24

Leader in CQ index in 21 of the 26 states + "DF"

Reliability[4] Experience – Brazil



823
P2
813
P1
787

"Reliability is more than twice as important to consumers than speed"
– Opensignal[3] Feb/24

(1) Source: https://www.teleco.com.br/5g_cobertura.asp; (2) Source: Jul-23: Opensignal Report; Jan-24: Opensignal; Sep-24: Opensignal; (3) Source: Opensignal report on Feb 8th, 2024, here;
(4) Source: Mar-24: Teletime.

BEST SERVICE: MAINTAINING SERVICE QUALITY INDICATORS AT THE HIGHEST STANDARDS, WHILE BUILDING AN EVOLUTION PATH WITH AI

Innovating with AI to improve customers' experience



- **TIM AIX rollout is 100% concluded,** AI-based co-pilot tool to call center operators, increasing assertiveness and efficiency of more than 5k operators.
- **New Use Case under rollout,** Speech and Text Analytics using GenAI to produce insights from customer interactions.
- **Launch of AI Academy,** an AI training program for 100% of our employees aiming to improve team skills and productivity.

Service quality is a consistency game

Solving clients' demands with excellence…

- **75%** Of **First call resolutions** in human assistance calls
- **~95%** Of Anatel's **resolubility index**
- Selo Eficiência PROCON SP — **First and only company** to be recognized[1] as the best in solving client complaints
- **+11.2%** YoY growth in human assistance **NPS** in 3Q24

…while using digital as a driver for convenience and efficiency

- **+7.5%** YoY growth in **digital customer interaction**
- **>97%** **E-bills** (+180bps YoY)
- **55.3%** of **PIX Participation** in Payment Methods

(1) Procon SP Efficiency Seal is a certification given to the companies that have achieved an average monthly resolution factor of 85% or more in the complaints made on the Procon-SP website in each of the last 3 months.

STRENGHENING TIM'S BRAND AND IMPROVING CUSTOMER PERCEPTION: ROCK IN RIO MUSIC FESTIVAL

Sponsoring the Biggest Music Festival in LatAm

7
Days[1] of Event

750
Attractions[1]

500
Hours[1] of Experience

Over than 700k[1] people attending the event

The MOST[2] talked-about brand among sponsors

92%
More comments than 2nd place

90%
Of overall favorability

Expanding brand exposure and engagement

715Mln
Of Impressions[3]

12Mln
Of Views[4]

95Mln
Of social media outreach[5]

TIM provided superior connectivity thought its 5G network and improved festival experience for its clients using multiple relationship tools

(1) Source: According to event's official released numbers, here; (2) According to Tagger and Sprinklr marketing tools (doesn't consider influencers publishing); (3) Impressions are how many times our static content appeared for people; (4) Number of views in all video contents (Instagram and Tiktok); (5) Number of people who viewed our social media posts.

NEW GROWTH AVENUES: GROWING OUR DIGITAL ECOSYSTEM, WHILE SOLID RESULTS ARE STARTING TO SURFACE

Promising results in Health

- Affordable health → improving loyalty and creating a revenue opportunity.
- TIM acting as an acquisition channel with bundled offers. Fee-based remuneration.


TIM

Full commercial rollout in June/24.

~20k New clients per month

Positive cycle in M-Ads & Data Monetization

- Targeted ads for large brands using TIM's own inventory and external inventory.
- **200+ brands** running **800+ campaigns** ran in 2024.
- 78 Mln queries for credit scoring and anti-fraud products.

2x Net revenue growth vs. 3Q23

Venture Capital Investments

- 5G Fund: TIM as an anchor investor in a connectivity and growth fund managed by Upload Ventures.
- **US$ 36 Mln**[2] already contributed to the fund.

TOPSORT
AI based retail media platform

simetrik
SaaS financial management platform for LatAm B2B

Education keeps evolving

descomplica.
The Biggest Digital education company in Brazil, with more than 5 Mln[1] students

>700k Subscribers since the beginning of the partnership

+130k Subscribers in free courses as ChatGPT an AI in 2024

(1) Source: "Os próximos passos da startup de educação online Descomplica após comprar a Universidade do Paraná"; (2) Nominal number.

NEW GROWTH AVENUES: BUILDING A NEW MARKET IN B2B IOT

Robust pipeline of prospect clients (in all verticals) with RFPs until Jun25.
Contracted revenues mapped under bid: ~R$ 600Mln[3].

Total Contracted Revenues



R$ 613Mln
1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24

>18.2Mln Of hectares covered with 4G

>4.7k KM of roads covered

>263k Smart light spots sold

New Contracts

Coverage as a Service

Usina Santa Terezinha

- One of the largest sugar cane producers[1] of Brazil, with more than R$ 3 Bln in revenues.
- Installation of **new towers,** covering **1 Mln hectares** in more than **50 municipalities** in Paraná

Eco Noroeste Paulista[2]

- EcoRodovias group, Brazil's largest highway operator
- **+597km of 4G coverage in São Paulo State** (covering 3 highways), including 23 new sites

(1) Source: 15 largest sugar-energy groups for the 2023/24 harvest; (2) Concession of the EcoRodovias group, Brazil's largest highway operator; (3) Accounts for mapped competitive processes for procuring IoT services until Jun/25.

FINANCIALS: SHARP EXECUTION DROVE A SOLID EBITDA GROWTH AND ANOTHER QUARTER OF MARGIN EXPANSION

EBITDA keeps growing faster than revenues, in a high single-digit pace

(Normalized[1] EBITDA in R$ Mln; %YoY)


3,011
7.5%
3,236
3Q23
3Q24

- Opex grew 4.5% YoY, following the LTM inflation[2]

Reaching an all-time high Margin level for a third quarter

(Normalized[1] EBITDA Margin; %)


47.3%
48.0%
48.1%
49.7%
50.4%
3Q20
3Q21
3Q22
3Q23
3Q24

+70bps YoY of **Margin expansion**

- **In 9M24,** EBITDA Margin achieved **49.3%,** an **expansion of 80bps** YoY

Solid high single-digit EBITDA-AL growth

(Normalized[1] EBITDA-AL in R$ Mln; %YoY)


2,301
8.8%
2,504
3Q23
3Q24

- Decommissioning fines totaled R$ 51Mln in 3Q24, summing R$ 348Mln since 2023

Continuous improvement in Margin-AL expansion

(Normalized[1] EBITDA-AL Margin; %)


37.7%
36.9%
34.0%
38.0%
39.0%
3Q20
3Q21
3Q22
3Q23
3Q24

+100bps YoY of **Margin-AL expansion**

- **In 9M24,** EBITDA-AL Margin achieved **38.1%, growing 230bps** YoY

(1) Normalized for the effects detailed in slide 2; (2) Refers to 4.42% cumulated inflation in last 12 months ended in September 2024, Source: IBGE.

FINANCIALS: AN EFFICIENT PERFORMANCE IS TRANSLATING INTO A ROBUST BOTTOM LINE GROWTH

Net income continues in a sound double-digit growth for the sixth quarter in a row

(Normalized[1] Net Income in R$ Mln)


11.2%
724
225
-35
-53
-66
10
805
3Q23
EBITDA
D&A
Net Financial Results
Taxes
Equity Investment
3Q24

- In 3Q24 we achieved the highest net income for a 3rd quarter ever, helping the shareholders remuneration dynamics

Capex under control to meet the guidance

(Capex in R$ Mln)


1,355
925
896
4.4-4.6 Bln
1Q24
2Q24
3Q24
4Q24
Guidance 2024

- Capex reduced -10.2% YoY in 3Q24 and -1.1% in 9M24.
- As % of Revenue, Capex was 14.0% in 3Q24 and 16.9% in 9M24.

(1) Normalized for the effects detailed in slide 2.

FINANCIALS: ROBUST OPERATIONAL CASH FLOW DROVE A HEALTHY FINANCIAL STRUCTURE

OpCF maintains a strong double-digit growth

(EBITDA-AL[1] minus Capex in R$ Mln; %YoY)



1,302
1,608
23.4%
3Q23
3Q24

% of Net Revenue[1]	3Q23	3Q24
	21.5%	25.0%

- **EBITDA-AL[1] minus Capex grew by 29.7% YoY in 9M24**
- **As % of Net Revenue,** EBITDA-AL[1] minus Capex was **21.2% in 9M24** vs. 17.5% in 9M23

Strong cash generation, reaffirming our financial health and enabling higher shareholders remuneration

(Total Cash[3] in R$ Mln; %YoY)



4,446
3Q23
7,961
Norm. EBITDA-Capex
-314
5G Auction (EACE + License)
-193
Decomm. Fines
-2,866
Leasing Payments
-1,967
New Loans + Debt Payment
-319
Others
6,748
3Q24 (Before Shareholder Remun.)
-2,416
Dividends/ IoC Payments
4,332
3Q24
51.8%
- +503Mln of new loans
- -2,308Mln of loans amortization
- -163Mln of interests paid

Strong net financial position and leverage in a healthy level

NET DEBT/ LTM EBITDA[1]	0.96x
NET DEBT-AL/ LTM EBITDA-AL[1]	-0.03x

- Net Debt of R$ **12.0 Bln** in 3Q24 (-13.5% YoY)
- R$ 3.2 Bln related to Fistel (TFF) is still on hold[2]

(1) Normalized for the effects detailed in slide 2; (2) See Note 22 of the Financial Statements; (3) Include Cash, Cash Equivalents and Securities (Short Term)

ON TRACK TO ACHIEVE 2024 GOALS

9M24 results are in the right path to deliver year's promises

9M 9M24 — *FY guidance (% YoY)*

	FY guidance range	9M24
Service Revenue[1]	5% – 7%	9M
EBITDA[1]	7% – 9%	9M
Capex (R$)	4.4Bln – 4.6Bln	9M
EBITDA-AL[1] - Capex	**Double-digit** growth	

Shareholder remuneration announcements:

~R$ **3.5Bln** in 2024

R$ 800Mln in IoC already announced; ~R$ 2.7Bln in IoC + Dividends (to be announced)

WE KEEP EVOLVING WITH FOCUS ON OUR PEOPLE AND SOCIETY

We have been ranked 8th in the GPTW Brazil as **one of the best companies to work for**

Great Place To Work. Certificada

We are winners of the 1st edition of **"Prêmio Exame"** award in people management


em gestão de pessoas

5G connection arrives at *Favela Marte* benefiting the community

GERANDO FALCÕES



(1) Normalized for the effects detailed in slide 2.